



Highlands Union Bank







Highlands Union Bank

Strength In Numbers

Highlands Bankshares, Inc.

Annual Report 2003

Strength In Numbers



Virginia
Abingdon
Marion
Bristol
Glade Spring
Rogersville
Blountville
Boone
Banner Elk
North Carolin

2003 –
A Year of Growth and Expansion

The year 2003 has been quite a year for Highlands Bankshares, Inc. We not only reached a significant milestone in assets, but we expanded our service area and strengthened our presence as a tri-state banking system.

It all began in March when HBI topped $500 million in assets. According to the Independent Community Bankers of America, only eight percent of community banks in the United States have achieved this level of financial success. That's quite an elite group considering there are almost 9,000 community banks in the country.

Those figures are a far cry from the $2 million in capital we started with in 1985. It was then that we opened our doors with eight employees working out of a renovated hardware store in downtown Abingdon, Va. We never imagined our assets would double in the first month of operation and eventually soar to such heights in less than two decades.

Our chief executive officer, Sam Neese, is excited by the bank's growth. "We are very proud that we've grown to become one of the top community banks in the country. Twenty years ago when the bank was chartered, it was a distant dream. It would not have happened without the loyal support of our customers."

Our service area has also experienced unprecedented growth. Today, HUB is a tri-state banking system with more than 245 employees serving our customers.


HUB
MEMBER FDIC
HIGHLANDS
UNION
BANK
24 HOUR BANK


HUB
Highlands
Union Bank
HUB
Highlands
Union Bank

A New Look at Our West Abingdon Branch

We began our 2003 expansion by renovating our Exit 14 branch off Interstate 81 in Abingdon. Once an express bank, the branch is now a full-service operation, courtesy of a 2,800-square-foot addition designed to meet the needs of the growing number of residents in the western section of town. We anticipate an increase in customer traffic once construction is complete on the Stonemill Professional and Technology Park, being built just a half-mile away beside the Southwest Virginia Higher Education Center.

Enhancements to the office include lending and customer service functions, additional teller windows, and financial and insurance services.

Exit 14 Branch Manager Tina Puckett believes the improvements confirm HUB's commitment to its customers. "This addition serves as added convenience for our existing customers, while increasing the potential for attracting new customers in the future. Everything we do is based on how it affects the customer."

The new look at our west Abingdon office includes a permanent display of historic Abingdon photographs. Hanging in the branch lobby, the photos chronicle decades of everyday life in Abingdon. *(See story on inside back cover.)*









Venturing Into Blountville

In August, we opened the doors to our second office in the Volunteer State with a new bank on Highway 394 in the Food City Shopping Center in Blountville, Tenn. The full-service facility measures 5,600 square feet with three drive-thru lanes. The move allowed us to close our Kingsport loan office and transfer those services to our new Blountville branch.

Neese believes the Blountville branch provides a natural expansion of HUB's services along I-81. "Blountville is a central location for the Tri-Cities, and it's a good growth market for the future."

In addition to offering complete banking services, as well as financial and insurance services, the branch features HUB's customer-friendly drive-thru hours of 7:30 a.m. to 7:30 p.m. Monday through Saturday.

Blountville Branch Manager Jon Hermes says customers appreciate HUB's "Faces You Know...People You Trust" approach to conducting business. "Our customers always make it a point to praise our strong customer service practices. They know they are always given top priority because without them, none of this would be possible."







Changes Abound at East Abingdon Office

In December, we began expanding at our Maringo Road branch office, located at Exit 19 I-81 in Abingdon. Along with converting the kitchen into a conference room, this project featured a 561-square-foot addition to the backside of the branch. Once construction is completed, the full-service branch will house a kitchen, storage room, computer room and maintenance area.

Construction at the Exit 19 location should be completed in the first quarter of 2004.

Exit 19 Branch Manager Donna Lane says the improvements will be a bonus for Highlands Union employees. "This project will give our Exit 19 employees additional conveniences that will supplement our positive work environment. Highlands Union is dedicated to serving its customers and making sure that its employees are working in a first-class facility."






Highlands
Union Bank
Highlands
Union Bank

Branching Out in the High Country

As 2003 ended, construction was on track for the February 2004 opening of our second branch in the High Country of Western North Carolina. Our new Banner Elk office is located at 115 Main Street East, and will feature an alpine look with a siding and stone exterior.

Tom Riffe, our chief operating officer, says the decision to build in Banner Elk was part of the bank's overall strategic plan. "We have had a great deal of success in Boone, and our desire is to continue our expansion in Western North Carolina."

Bettie Shomaker has been serving in the Boone office and will assume the position of branch manager in Banner Elk. "We have built a meaningful relationship with the Boone community, and we look forward to doing the same in Banner Elk. Being an area native, I have already established a number of wonderful relationships with many folks, but it's always exciting to meet new people and bring our services to a new community."

The Banner Elk location will provide a full range of banking services, including home, business, auto and consumer loans, credit cards, debit cards, electronic bill pay and complete financial services.

We're Getting Bigger – And Better

Growth within HBI and HUB means growth in our employee workforce, too. This year's office expansions, plus other areas of growth within HBI, have pushed our number of employees over 245. We are always thrilled when we can offer stable employment and make contributions to a community's economy.

Human Resource Manager Karen White says loyal employees are a reflection of HUB's unique approach to conducting business.

"A Highlands Union employee isn't just a face in the crowd or a name on the payroll. Instead, many of our employees have said the Highlands Union community is like a second family to them. Everybody knows they are appreciated and help make a difference in the day-to-day operations of the bank."


Highlands
Union Bank
Highlands
Union Bank


ngth In
bers

Faces you know...People you trust





It's our loyal employees who bring a personal touch to our strong customer service. And our customer-centered approach will continue to guide our thinking as we head into a new year. We will continue to seek new opportunities throughout Southwest Virginia, Northeast Tennessee and Western North Carolina that will yield mutual benefits for HBI, HUB and our customers.

The success we achieved in 2003 is directly due to our loyal customer base, our forward-thinking board of directors, our great staff and our valued shareholders. We wouldn't be the growth-oriented banking system that we are without their continued support and dedication.





Board of Directors
Highlands Bankshares, Inc. and Highlands Union Bank

J.D. Morefield
Chairman

J. Carter Lambert
Vice Chairman

James D. Moore, Jr., M.D.
President

William E. Chaffin
Clydes B. Kiser
William J. Singleton
E. Craig Kendrick
Charles P. Olinger
Dr. H. Ramsey White, Jr., DDS

Additional Highlands Union Bank Directors

Samuel L. Neese
Executive V.P. & CEO

James T. Riffe
Executive V.P. & Cashier



Back Row from Left:
Clydes B. Kiser; Samuel L. Neese; James D. Moore, Jr.; Charles P. Olinger; James T. Riffe; H. Ramsey White, Jr.; and William E. Chaffin.

Seated from Left:
J. Carter Lambert; E. Craig Kendrick; J.D. Morefield; and William J. Singleton.

Board Committees
Highlands Bankshares, Inc. and Highlands Union Bank

Loan Committee
William E. Chaffin
J.D. Morefield
James D. Moore, Jr.
Charles P. Olinger
H. Ramsey White, Jr.
Samuel L. Neese
James T. Riffe

Personnel/ Compensation
Clydes B. Kiser
J. Carter Lambert
J.D. Morefield
Charles P. Olinger
H. Ramsey White, Jr.

Audit Committee
E. Craig Kendrick
J. Carter Lambert
Charles P. Olinger
H. Ramsey White, Jr.

Nominating Committee
J.D. Morefield
J. Carter Lambert
Charles P. Olinger
Clydes B. Kiser

Officers
Highlands Bankshares, Inc.

James D. Moore, Jr., M.D.
President

Samuel L. Neese
Executive Vice President,
Chief Executive Officer

James T. Riffe
Executive Vice President,
Cashier

Gary L. Dutton
Senior Vice President,
Senior Loan Officer

Robert M. Little, Jr.
Secretary & Chief Financial Officer

James R. Edmondson
Vice President of Accounting

W. Clark Hutton
Senior Vice President,
Credit Review Officer

Melinda S. Bishop
Senior Internal Auditor

Monica M. Anderson
Internal Auditor

Officers
Highlands Union Bank and Subsidiaries

James D. Moore, Jr., M.D. President	**Samuel L. Neese** Executive Vice President, Chief Executive Officer	**James T. Riffe** Executive Vice President, Cashier

Main Office Officers
Rita W. Abel
Cynthia K. Clark
Regina B. Counts
Ron W. Dickenson
Gary L. Dutton
Mark W. Farris
Curtis B. Fleenor
C. B. Hale
Cathy L. Holley
W. Clark Hutton
Lisa G. Lambert
C. Wayne Perry
M. Suleen Reeder
David O. Rhea
Keri S. Sheets
William Kirk Sproles, Jr.
Rebecca B. Thompson
Leisa G. Thompson

Exit 19 Branch Officers
Donna F. Layne
Richard Allen Martin

Exit 14 Branch Officers
Wayne M. Largen
Tina L. Puckett

Marion Branch Officers
Malinda W. Pickett
Kelly M. Powers

Commonwealth Branch Officers
Leslie M. Hoffman
Edna M. Moore
Beth A. Morefield
Tim L. Robinson
Beverly A. Sharrett
Marie F. Shy
Brenda D. Williams

Old Airport Branch Officers
Beth W. Stone

Glade Spring Branch Officers
Robin G. Frost

Boone Branch Officers
James P. Anderson
Chris Arquette
Sean Pepin

Banner Elk Branch Officers
Jeannie R. Burleson
Bettie M. Shomaker

Rogersville Branch Officers
Rhonda E. Hunley
Amy Tolley

Blountville Branch Officers
Buford G. Ervin
Jonathan R. Hermes
Joe Ann Vincill

Highlands Center Officers
C. Sue Castle
C. Bryan Lawson
Rhonda Starkey
Karen White
Beverly R. Woods

HUB Annex Officers
Monica M. Anderson
Melinda S. Bishop
Robert M. Howard

Operations Center Officers
Debbie A. Andrews
James R. Edmondson
Christine S. Eldreth
Janice M. Eldreth
Edward T. Farmer
Robert M. Little, Jr.
Darlene M. Rose
Sally G. Stringer


Strength in
Numbers

April 1, 2004

Dear Shareholders:

The year 2003 was an historic and eventful year for our country and the world. We saw the continued involvement of our military in Afghanistan in the fight against terrorism. In May 2003, the United States and the coalition of allied countries experienced the beginning of the war in Iraq. During the second quarter of the year, conventional warfare ended in Iraq, with the United States and its coalition partners successfully defeating the Iraqi military. However, the United States military and the military of our coalition partners continue to operate in a dangerous and hostile environment in Iraq as they assist with the establishment of a stable political and economic system for the people of Iraq. The worldwide war against terrorism continued in 2003.

As the year ended, there were many positive indicators that our economy is in a recovery after many months of being sluggish and stagnant. Interest rates remain at or near historic lows and are expected by most economists to remain low for the near future.

Closer to home, 2003 was an exciting and profitable year for your Company, Highlands Bankshares, Inc. and its subsidiary, Highlands Union Bank. It was a record year for net income, which increased by 10.14% over a record year in 2002. It was also a record year for growth. Assets grew $57 million, the largest one-year growth in the history of Highlands Bankshares, Inc. and Highlands Union Bank.

We continued our concentration on the future growth and profitability of your Company. During the year, we built and opened a new branch office location in Blountville, Tenn. We expanded our express banking facility at Exit 14 in Abingdon into a full-service branch location to meet the expanding customer needs in that area. We also began construction of a new branch location in Banner Elk, N.C. As of the date of this writing, the Banner Elk office has been completed and is open and operating as our 11th full-service banking location in three states. We also continued to develop and expand our infrastructure in both technology and human resources to accommodate the continued growth of your Company and to maintain state-of-the-art services for our most important asset – you – our valued customers and shareholders. We continue to explore opportunities to increase non-interest income, as pressure continues, on net interest margins throughout the banking industry.

Results of operations for 2003 reflect an increase in assets of $57 million or 11.91 percent; gross loans increased by $38 million or 11.28 percent; and deposits increased by $39 million or 9.68 percent. It was a record year for earnings and growth. Net income was $4.52 million, an increase of 10.14 percent. Return on equity was 13.27 percent compared to 13.82 percent in 2002. Return on assets remains the same as in 2002 at .87 percent. Earnings per share were $1.70 compared to $1.55 in 2002, an increase of 9.68 percent. Shareholders equity (book value) per share at year end was $13.33 compared to $12.16 in 2002, an increase of 9.62 percent.

During 2003, great strides were made in the execution of our strategic plan. We continued the expansion and growth of our three primary markets - Southwest Virginia, East Tennessee and Western North Carolina, while maintaining record net income. We continue to remain focused on providing the best customer service and financial products possible to our customers, while looking for continued opportunities for enhanced future earnings for your Company. We look forward to reporting to you on the future progress of your Company.

The directors, officers and employees of Highlands Bankshares, Inc. and its subsidiary, Highlands Union Bank, thank our customers, shareholders and friends for your continued confidence and support as we grow and move forward.

Sincerely,

Samuel L. Neese
Chief Executive Officer

James T. Riffe
Cashier

Financial Highlights

Results of Operation	2003	2002	2001	2003/2002	2002/2001
	(In thousands except share and per share data)			*Percentage change*	
Net Interest Income	$16,586	$16,678	$14,111	-0.55%	18.19%
Net Income	$4,520	$4,104	$3,301	10.14%	24.33%
Financial Condition at Year-End					
Assets	$543,416	$485,603	$453,745	11.91%	7.02%
Loans	$377,808	$339,521	$325,460	11.28%	4.32%
Securities/Other Investments	$124,964	$104,925	$100,270	19.10%	4.64%
Deposits	$450,009	$410,301	$392,093	9.68%	4.64%
Stockholders' Equity	$35,434	$32,199	$27,452	10.05%	17.29%
Shares Outstanding	2,659	2,648	2,644	0.42%	0.15%
Significant Ratios					
Return on Average Assets	0.87%	0.87%	0.77%	0.00%	12.99%
Return on Average Equity	13.27%	13.82%	12.78%	-3.98%	8.14%
Average stockholders' equity to average assets	6.59%	6.32%	6.00%	4.27%	5.33%
Allowance for loan lossess as a percentage of total loans	1.13%	1.14%	1.05%	-0.88%	8.57%
Non-performing loans to total loans	1.20%	0.76%	0.57%	57.89%	33.33%
Per Share Data					
Based on weighted average shares outstanding					
Net Income	$1.70	$1.55	$1.25	9.68%	24.00%
Stockholders' equity (book value) per shares outstanding at year-end	$13.33	$12.16	$10.38	9.62%	17.15%

Management's Discussion and Analysis

2003-2002

For the year ended Dec. 31, 2003, total assets grew from $485.60 million on Dec. 31, 2002, to $543.42 million at Dec. 31, 2003. The increase totaling 11.91% was due to several factors including the continued growth in our North Carolina and Tennessee markets. During 2003, we also expanded our West Abingdon branch to full service and we opened a new branch in Blountville, Tenn. As of Dec. 31, 2003, we had also substantially completed construction of our latest branch located in Banner Elk, N.C. Outstanding loans in our North Carolina market exceeded $40 million as of Dec. 31, 2003. The Rogersville, Tenn., office has quadrupled its deposit size since the acquisition date in September of 2000. Combined deposits at our newly constructed Blountville, Tenn., and our West Abingdon branches exceeded $8 million as of Dec. 31, 2003. The growth of assets during 2003 was funded primarily by the increase in customer deposits, as individuals continued to place their dollars in banks as a result of the market's uncertainty. Our deposits grew from $410.30 million at the end of last year to $450.01 million on Dec. 31, 2003. Even as interest rates continued to decline, we were able to increase the percentage of adjustable rate loans compared to fixed rate over the prior year.


$5
$4
$3
$2
In Millions
$3.30
$4.10
$4.52
2001
2002
2003
Net Income


$550
$500
$450
$400
In Millions
$453.7
$485.6
$543.4
2001
2002
2003
Total Assets

We feel that the Bank's asset liability mix is now much more favorably positioned when interest rates rise as opposed to two to three years ago. As of Dec. 31, 2003, our deposit portfolio consisted of 54% time deposits, 18% savings deposits and 27% transaction accounts. During 2003, outstanding loans grew 11.28% or $38.29 million. The loan growth was helped by the continued refinancing of mortgages nationwide due to the low interest rate environment during the year. Our "collateral mix"of loans again strengthened with 73% of our loan portfolio secured by real estate, 21% secured by collateral other than real estate and only 6% unsecured. Our loan to deposit ratio increased from 82.75% at Dec. 31, 2002, to 83.96% at Dec. 31, 2003. The investment securities portfolio of the company increased a moderate 19.10% or $20.04 million during the year. Our securities purchases were primarily tax–free municipal isssues and mortgage-backed securities.

Our net income for the year 2003 increased $416,000 over 2002, which resulted in another record year of earnings for your Company. We had an increase in net income of 10.14%, from $4.10 million in 2002 to $4.52 million in 2003.


Strength In
Numbers

2003 – 2002 continued


$400
$350
$325
In Millions
$325.5
$339.5
$377.9
2001
2002
2003
Total Loans


$2.00
$1.50
$1.00
In Dollars
$1.25
$1.55
$1.70
2001
2002
2003
Earnings Per Share

Our growth in outstanding loans and securities helped offset the declining yields related to our loan and securities portfolios. Our net interest income slightly decreased .55%, from $16.68 million in 2002 to $16.59 million in 2003. Interest income declined $1.48 million from the prior year as compared to interest expense, which decreased $1.39 million from 2002. The tax-equivalent yield on our average interest-earning assets for 2003 was 6.34% compared to 7.18% for the year ended Dec. 31, 2002. The yield on our average interest-bearing liabilities for 2003 declined to 3.06% from 3.73% for the prior year.

During the second quarter of 2003, the Company received regulatory approval to re-purchase 16% of the $7.5 million of trust preferred debt securities. The shares were re-purchased in April 2003 at a price of $26.15 per share, which is equal to the 2008 call price. For future regulatory purposes, this $1.2 million will not be eligible to be included in Tier 1 or Tier 2 capital; however, the reduction in interest expense will enhance the Company's net interest margin.

Non-interest income increased $1.01 million over 2002. Security gains totaled $589,000 for 2003 as compared to $17,000 in 2002. The remaining increase in non-interest income was primarily attributable to increased debit card/credit card fee income, earnings related to our purchase of Bank Owned Life Insurance and dividends received from our investment in Virginia Title Center. Earnings related to our investment in Bankers Insurance, LLC also increased over 2002. Non-interest expenses increased from $13.05 million in 2002 to $13.47 million in 2003. Salaries and employee benefits increased 8.08% in 2003 due to our continued growth and branch expansion.

Our allowance for loan losses as a percentage of total loans at Dec. 31, 2003, slightly decreased to 1.13% of total loans as compared to 1.14% for the prior year. Management is especially pleased to mention that earnings per common share increased from $1.55 in 2002 to $1.70 in 2003, which represents an increase of 9.68% for the year. Book value per share also increased from $12.16 at Dec. 31, 2002, to $13.33 at Dec. 31, 2003. Return on Average Equity decreased from 13.82% to 13.27%. Return on Average Assets remained the same at .87% at Dec. 31, 2003. We are also pleased to report that we paid our sixth consecutive dividend in 2003. Participation in both our Dividend Reinvestment Plan and Optional Stock Purchase Plan has continued to grow.


Strength In
Numbers

2002 – 2001

For the year ended Dec. 31, 2002, total assets grew from $453.75 million on Dec. 31, 2001, to $485.60 million at Dec. 31, 2002. The increase, totaling 7.02%, was due to several factors including the continued growth of our Boone, N.C., and Rogersville, Tenn., branch offices. Outstanding loans at the Boone office exceeded $27 million as of Dec. 31, 2002. The Rogersville office has tripled in deposit size since the acquisition date in September of 2000. The growth of assets during 2002 was funded primarily by the increase in savings and checking accounts as individuals continued to place their dollars in banks as a result of the market's decline. Our deposits grew from $392.10 million at the end of last year to $410.30 million on Dec. 31, 2002. The continued reduction of interest rates during 2002 allowed management of the company another year of opportunity to shift the overall position of our interest bearing liabilities to longer-term maturities. We feel that the Bank's asset liability mix is now much more favorably positioned when interest rates rise. As of Dec. 31, 2002, our deposit portfolio consisted of 57% time deposits, 17% savings deposits and 26% transaction accounts. We also were able to increase the percentage of adjustable rate assets compared to fixed rate over the prior year. This too has strengthened our position in the event of rising interest rates. During 2002, outstanding loans grew 4.32% or $14.06 million. The loan growth was helped by the continued refinancing of mortgages nationwide due to the low interest rate environment during the year. Our "collateral mix"of loans strengthened, with 71% of our loan portfolio secured by real estate, 23% secured by collateral other than real estate, and only 6% unsecured. The investment securities portfolio of the company increased a moderate 4.64% or $4.66 million during the year. During the second quarter of 2002, we purchased $7.8 million of Bank Owned Life Insurance. The earnings related to this purchase will be used to offset future employee benefit costs. Also during 2002, we purchased an equity owner's interest in Virginia Title Center, LLC which is headquartered in Roanoke, Va.


14%
13.5%
13%
12.5%
12%
In Percent
12.78%
13.82%
13.27%
2001
2002
2003
Return on
Average Equity


$14
$13
$12
$11
$10
In Dollars
$10.38
$12.16
$13.33
2001
2002
2003
Book Value Per
Share at Year End

Our net income for the year 2002 increased $803,000 over 2001, which resulted in a record year of earnings for your Company. We had an increase in net income of 24.33%, from $3.30 million in 2001 to $4.10 million in 2002. Our growth in outstanding loans and securities helped offset the declining yields related to our loan and securities portfolios. Our net interest income increased 18.19%, from $14.11 million in 2001 to $16.68 million in 2002. We greatly benefited this past year by our interest bearing liabilities re-pricing downward more rapidly than our interest earning assets. Interest income declined $2.05 million from the prior year as compared to interest expense, which decreased $4.62 million from 2001.

2002 – 2001 continued


$500
$400
$300
In Millions
$392.1 $410.3 $450.0
2001 2002 2003
Deposits


$40
$35
$30
$25
In Millions
$27.4 $32.2 $35.4
2001 2002 2003
Shareholders' Equity

The tax-equivalent yield on our average interest-earning assets for 2002 was 7.18% compared to 8.24% for the year ended Dec 31, 2001. The yield on our average interest-bearing liabilities for 2002 declined to 3.73% from 5.34% for the prior year. We also had a significant increase in our non-interest bearing checking accounts, which helped to lower our cost of funds.

Non-interest income increased $282,000 over 2001. This is especially encouraging since net securities gains for 2002 totaled only $17,000 as compared to $494,000 in 2001. The increase in non-interest income was primarily attributable to an increase in overdraft fees, increased debit card/credit card fee income, earnings related to our purchase of Bank Owned Life Insurance and dividends received from our investment in Virginia Title Center. Non-interest expenses increased from $11.62 million in 2001 to $13.05 million in 2002. A portion of this increase was due to the opening of the Boone, N.C., branch office in January of 2001 and the addition of personnel in the Abingdon market area.

Our allowance for loan losses as a percentage of total loans at Dec. 31, 2002, increased 8.57% to 1.14% compared to 1.05% for the prior year. Management is especially pleased to mention that earnings per common share increased from $1.25 in 2001 to $1.55 in 2002, which represents an increase of 24% for the year. Book value per share also increased from $10.38 at Dec. 31, 2001, to $12.16 at Dec. 31, 2002. Return on Average Equity increased 8.14% in 2002 to 13.82%. Return on Average Assets increased 12.99% to .87% at Dec. 31, 2002.

During the first quarter of 2002, we implemented our Dividend Reinvestment Plan and Optional Stock Purchase Plan, and we are happy to report to you that the response from our shareholders has been very positive.

In summary, as always we are very excited to report to our valued shareholders what has occurred during the past three years. We are especially pleased with not only the improved earnings of your Company but also the program initiatives that have been put in place. We feel optimistic about the continued opportunity for growth in not only our current market areas but new locations as well. Our Banner Elk, N.C., branch is scheduled to open in February 2004. We truly believe that the products, services and delivery systems that have been implemented in our tri-state market area will certainly add value to your Company in the years to come.


Strength in
Numbers

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2003

CONTENTS

Strength In Numbers

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Highlands Bankshares, Inc., and Subsidiaries
Abingdon, Virginia

We have audited the accompanying consolidated balance sheets of Highlands Bankshares, Inc. and Subsidiaries, as of December 31, 2003, 2002 and 2001 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Highlands Bankshares, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Highlands Bankshares, Inc. and Subsidiaries, as of December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Brown, Edwards & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

1969 Lee Highway
Bristol, VA 24201
January 30, 2004


Strength In
Numbers

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2003, 2002 and 2001
(Amounts in thousands)

ASSETS	2003	2002	2001
Cash and due from banks	$ 14,473	$ 13,369	$ 10,921
Federal funds sold	389	5,132	1,320
Total Cash and Cash Equivalents	14,862	18,501	12,241
Investment securities available-for-sale (Note 2)	122,064	102,743	98,299
Other Investments, at cost (Note 3)	2,900	2,182	1,971
Loans, net of allowance for loan losses of $4,274, $3,877 and $3,418 in 2003, 2002, and 2001 respectively (Note 4)	373,534	335,644	322,042
Premises and equipment, net (Note 5)	15,465	13,157	12,900
Interest receivable	2,749	2,708	2,904
Other assets (Note 6)	11,841	10,668	3,388
Total Assets	$ 543,416	$ 485,603	$ 453,745
LIABILITIES AND STOCKHOLDERS' EQUITY			
Deposits (Note 8)			
Noninterest bearing	$ 59,057	$ 55,597	$ 50,248
Interest bearing	390,952	354,704	341,845
Total Deposits	450,009	410,301	392,093
Interest, taxes and other liabilities	2,244	2,309	3,217
Other short term borrowings (Note 9)	33,000	19,094	13,000
Long-term debt (Note 10)	16,429	14,200	10,483
Capital securities (Note 11)	6,300	7,500	7,500
	57,973	43,103	34,200
Total Liabilities	507,982	453,404	426,293
STOCKHOLDERS' EQUITY			
Common stock, 2,659, 2,648, and 2,644 shares issued and outstanding as of December 31, 2003, 2002, and 2001, respectively. Authorized 20,000,000 shares, par value $1.25 per share (Notes 13 and 15)	3,324	3,309	3,304
Additional paid-in capital	6,305	6,150	6,063
Retained Earnings	25,984	21,729	17,863
Accumulated other comprehensive income (loss)	(179)	1,011	222
Total Stockholders' Equity	35,434	32,199	27,452
Total Liabilities and Stockholders' Equity	$ 543,416	$ 485,603	$ 453,745

The Notes to Consolidated Financial Statements are an integral part of these statements.


Strength In
Numbers

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2003, 2002 and 2001
(Amounts in thousands, except per share data)

	2003	2002	2001
INTEREST INCOME			
Loans receivable and fees on loans	$ 24,893	$ 26,095	$ 27,574
Securities available for sale:			
Taxable	2,214	3,185	3,997
Tax-exempt	2,183	1,459	972
Other Investment Income	98	114	138
Federal funds sold	75	91	317
Total Interest Income	29,463	30,944	32,998
INTEREST EXPENSE			
Deposits	10,335	11,768	16,740
Federal funds purchased	13	3	-
Other borrowed funds	2,529	2,495	2,147
Total interest expense	12,877	14,266	18,887
Net interest income	16,586	16,678	14,111
PROVISION FOR LOAN LOSSES (Note 4)	2,053	1,825	1,448
Net interest income after provision for loan losses	14,533	14,853	12,663
NON-INTEREST INCOME			
Securities gains	589	17	494
Service charges on deposit accounts	2,665	2,620	2,181
Other service charges, commissions and fees	778	634	586
Other operating income	620	375	103
Total Non-Interest Income	4,652	3,646	3,364
NON-INTEREST EXPENSE			
Salaries and employee benefits (Note 14)	7,746	7,167	6,456
Occupancy expense of bank premises	582	568	565
Furniture and equipment expense	1,607	1,718	1,570
Other operating expenses (Note 23)	3,535	3,593	3,028
Total Non-Interest Expenses	13,470	13,046	11,619
Income Before Income Taxes	5,715	5,453	4,408
Income Tax Expense (Note 7)	1,195	1,349	1,107
Net Income	$ 4,520	$ 4,104	$ 3,301
Earnings Per Common Share (Note 13)	$ 1.70	$ 1.55	$ 1.25
Earnings Per Common Share - assuming dilution (Note 13)	$ 1.69	$ 1.54	$ 1.24

The Notes to Consolidated Financial Statements are an integral part of these statements.


Strength in
Numbers

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2003, 20021 and 2001
(Amounts in thousands)

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2000	2,637	$ 3,296	$ 5,952	$ 14,773	$ 162	$ 24,183
Comprehensive income:						
Net income	-	-	-	3,301	-	3,301
Change in unrealized gain (loss) on securities available-for-sale, net of deferred income tax expense of $199	-	-	-	-	386	386
Less: reclassification adjustment, net of income tax expense of $168	-	-	-	-	(326)	(326)
Total comprehensive income	-	-	-	-	-	3,361
Common stock issued for stock options exercised	7	8	111	-	-	119
Cash dividend	-	-	-	(211)	-	(211)
Balance, December 31, 2001	2,644	3,304	6,063	17,863	222	27,452
Comprehensive income:						
Net income	-	-	-	4,104	-	4,104
Change in unrealized gain (loss) on securities available-for-sale, net of deferred income tax expense of $412	-	-	-	-	800	800
Less: reclassification adjustment, net of income tax expense of $6	-	-	-	-	(11)	(11)
Total comprehensive income	-	-	-	-	-	4,893
Common stock issued for stock options exercised	3	4	74	-	-	78
Common stock issued for dividend reinvestment and optional cash purchase plan	1	1	13	-	-	14
Cash dividend	-	-	-	(238)	-	(238)
Balance, December 31, 2002	2,648	3,309	$ 6,150	$ 21,729	$ 1,011	$ 32,199
Comprehensive income:						
Net income	-	-	-	4,520	-	4,520
Change in unrealized gain (loss) on securities available-for-sale, net of deferred income tax benefit of $413	-	-	-	-	(801)	(801)
Less: reclassification adjustment, net of income tax expense of $200	-	-	-	-	(389)	(389)
Total comprehensive income	-	-	-	-	-	3,330
Common stock issued for stock options exercised	10	14	140	-	-	154
Common stock issued for dividend reinvestment and optional cash purchase plan	1	1	15	-	-	16
Cash dividend	-	-	-	(265)	-	(265)
Balance, December 31, 2003	2,659	$ 3,324	$ 6,305	$ 25,984	$ (179)	$ 35,434

The Notes to Consolidated Financial Statements are an integral part of these statements

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003, 2002, and 2001
(Amount in thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,520	$ 4,104	$ 3,301
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	2,053	1,825	1,448
Provision for deferred income taxes	(27)	(96)	(129)
Depreciation and amortization	882	957	906
Net realized gains on available-for-sale securities	(589)	(17)	(494)
Net amortization on securities	302	160	(11)
Amortization of Capital Issue costs	12	11	11
(Increase) decrease in interest receivable	(41)	196	61
Increase in other assets	(565)	(7,215)	(626)
Decrease in interest, taxes and other liabilities	(65)	(908)	(328)
Net Cash provided by (used in) operating activities	6,482	(983)	4,139
CASH FLOWS FROM INVESTING ACTIVITIES:			
Securities available for sale:			
Proceeds from sale of debt and equity securities	7,178	9,394	11,455
Proceeds from maturities of debt and equity securities	25,435	20,922	26,500
Purchase of debt and equity securities	(53,451)	(34,114)	(54,683)
Purchase of other investments	(718)	(212)	(87)
Net increase in loans	(39,943)	(15,426)	(34,543)
Premises and equipment expenditures	(2,920)	(1,194)	(1,332)
Net Cash used in investing activities	(64,419)	(20,630)	(52,690)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in certificates of deposit	11,186	(9,367)	9,712
Net increase in demand, savings and other deposits	28,522	27,575	36,066
Net increase in short term borrowings	13,906	6,094	7,806
Net increase (decrease) in Long-Term Debt	1,979	3,717	(7,992)
Repurchase of Capital Securities	(1,200)		
Cash dividends paid	(265)	(238)	(211)
Proceeds from exercise of common stock options	154	78	119
Proceeds from issuance of common stock	16	14	-
Net Cash provided by financing activities	54,298	27,873	45,500
Net increase (decrease) in cash and cash equivalents	(3,639)	6,260	(3,051)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,501	12,241	15,292
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 14,862	$ 18,501	$ 12,241
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS			
Land, premises and equipment purchased through seller financed transactions	$ 250	$ -	$ -
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 13,090	$ 15,194	$ 19,411
Income taxes	$ 1,150	$ 1,619	$ 1,111

The Notes to Consolidated Financial Statements are an integral part of these statements

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 1. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of Highlands Bankshares, Inc., (the "Parent Company") and its wholly-owned subsidiaries, Highlands Union Bank (the "Bank") and Highlands Capital Trust I (the "Trust"). The statements also include Highlands Union Insurance Services, Inc., (the "Insurance Services"), and Highlands Union Financial Services, Inc., (the "Financial Services") which are both wholly-owned subsidiaries of the Bank. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of Highlands Bankshares, Inc. and Subsidiaries, (the "Company") conform to U.S. generally accepted accounting principals and to predominate practices within the banking industry.

Nature of Operations

The Company operates in Abingdon, Virginia, and surrounding southwest Virginia, eastern Tennessee, and western North Carolina under the laws of the Commonwealth of Virginia. The Company was organized on December 29, 1995. The Parent Company is supervised by the Federal Reserve Bank under the Bank Holding Company Act of 1956, as amended. The Bank began banking operations on April 27, 1985 under a state bank charter and provides a full line of financial services to individuals and businesses. The Bank's primary lending products include mortgage, consumer and commercial loans, and their primary deposit products are checking, savings, and certificates of deposit. As a state bank and a member of the Federal Reserve Bank of Richmond, the Bank is subject to regulation by the Virginia State Bureau of Financial Institutions, the Federal Deposit Insurance Corporation, and the Federal Reserve Bank. Highlands Capital Trust I became effective January 14, 1998. The nature of the trust is described more fully in Note 11. Highlands Union Insurance Services, Inc. became effective October 8, 1999 for the purpose of selling insurance through Bankers Insurance LLC. The bank operated a financial services department for the purpose of brokering various investment vehicles until January 2, 2001. At that time, Highlands Union Financial Services, Inc. was created to convert that department into a separate legal entity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks and federal funds sold, all of which mature within ninety days. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Securities Available-for-Sale

Securities classified as available-for-sale are those debt and equity securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors.

Securities available-for-sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in other comprehensive income, net of the related deferred income tax


Strength In
Numbers

(Amounts in thousands)

Note 1. Summary of Significant Accounting Policies (Continued)

Securities Available-for-Sale (Continued)

effect. Realized gains or losses are recorded on the trade date and are determined on the basis of the amortized cost of specific securities sold. Realized gains or losses are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout southwest Virginia. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid balance. Loan origination fees, net of certain direct origination costs, are deferred and amortized to income over the estimated lives of the loans using the straight-line method. The aforementioned method is not materially different from the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to earnings as losses are estimated to have occurred. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 1. Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Interest income is not recognized on impaired loans.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over estimated useful lives. Maintenance and repairs are charged to current operations while improvements are capitalized. Disposition gains and losses are reflected in current operations.

Intangible Assets

Capital issue costs relating to the junior subordinated debt securities are stated at cost less accumulated amortization. Amortization is computed on the straight-line method over the life of the securities - 30 years.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure or repossession are held for sale and are initially recorded at fair value at the date of foreclosure or repossession, establishing a new cost basis. Subsequent to foreclosure or repossession, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed and repossessed assets. Foreclosed and repossessed assets at December 31, 2003, 2002 and 2001 were $439, $511 and $288, respectively.

Income Taxes

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates to the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Common Share

Earnings per common share are calculated based on the weighted average outstanding shares during the year. Earnings per common share assuming dilution are calculated based on the weighted average outstanding shares during the year plus common stock equivalents at year end.

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 1. Summary of Significant Accounting Policies (Continued)

Stock Compensation Plans

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which his usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Corporation's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Corporation has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting been applied. The pro forma disclosures include the effects of all awards granted on or after January 1, 1995. (See Note 15.)

Use of Estimates

In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate, deferred tax assets and investment securities activities.

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Reclassification of Financial Statement Presentation

Certain reclassifications have been made to the 2002 and 2001 financial statements to conform with the 2003 financial statement presentation. Such reclassifications had no effect on net income as previously reported.

Recent Accounting Pronouncements

In October 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", effective October 1, 2002. The Statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statement No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". Thus the requirement in Statement 72 to recognize (and subsequently amortize) any

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

excess of the fair value of liabilities assumed over the fair value of tangible and identifiable assets acquired as an unidentifiable intangible asset no longer applies to business combinations. The Company has had no branch acquisitions since the issuance of this Statement.

Note 2. Investment Securities Available-For-Sale

The amortized cost and market value of securities available-for-sale are as follows:

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S Government agencies and corporations	$ 3,247	$ 15	$ -	$ 3,262
State and political subdivisions	48,275	1,035	679	48,631
Mortgage backed securities	53,583	220	329	53,474
Other securities	17,231	98	632	16,697
	$ 122,336	$ 1,368	$ 1,640	$ 122,064

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
State and political subdivisions	$ 29,824	$ 972	$ 77	$ 30,719
Mortgage backed securities	57,052	720	42	57,730
Other securities	14,335	174	215	14,294
	$ 101,211	$ 1,866	$ 334	$ 102,743

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S Government agencies and corporations	$ 501	$ 1	$ -	$ 502
State and political subdivisions	24,378	45	118	24,305
Mortgage backed securities	62,309	594	136	62,767
Other securities	10,775	61	111	10,725
	$ 97,963	$ 701	$ 365	$ 98,299

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 2. Investment Securities Available-For-Sale (Continued)

The following table presents the age of gross unrealized losses and fair value by investment category.

	December 31, 2003					
	Less Than 12 months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	32,023	328	63	1	32,086	329
States and pol. subdivisions	22,209	679	-	-	22,209	679
Other securities	7,793	502	870	130	8,663	632
Total	$ 62,025	$ 1,509	$ 933	$ 131	$62,958	$ 1,640

Management does not believe any individual unrealized loss as of December 31, 2003 represents an other-than-temporary impairment. The unrealized losses are primarily attributable to changes in interest rates. The Company has the both the intent and ability to hold the securities contained in the previous table for a time necessary to recover the amortized cost.

Investment securities available-for-sale with a carrying value of $10,316, $8,432, and $6,713 at December 31, 2003, 2002 and 2001 respectively, and a market value of $10,614, $8,675, and $6,686 at December 31, 2003, 2002 and 2001, respectively were pledged as collateral on public deposits and for other purposes as required or permitted by law.

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2003 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Approximate Market Value
Due in one year or less	$ 986	$ 1,010
Due after one year through five years	970	988
Due after five years through ten years	1,735	1,772
Due after ten years	47,831	48,122
	51,522	51,892
Mortgage-backed securities	53,583	53,474
Other securities	17,231	16,698
	$ 122,336	$ 122,064

For the years ended December 31, 2003, 2002, and 2001, proceeds from sale of securities were $7,178, $9,394 and $11,455, respectively. Gross realized gains and losses on investment securities available for sale were as follows:

	2003	2002	2001
Realized gains	$ 589	$ 67	$ 494
Realized losses	$ -	$ 50	$ -
Tax (benefit) provision	$ 200	$ 6	$ 168

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 3. Other Investments

Federal Home Loan Bank (FHLB) stock, Federal Reserve Bank (FRB) stock and Community Bankers' Bank Stock with a carrying value of $2,900, $2,182 and $1,971 at December 31, 2003, 2002 and 2001, respectively are listed as " Other Investments" on the Company's financial statements. These investments are considered to be restricted as the Company is required by these agencies to hold these investments, and the only market for this stock is the issuing agency.

Note 4. Loans

The composition of net loans is as follows:

	2003	2002	2001
Real Estate Secured:			
Residential 1-4 family	$ 141,693	$ 128,462	$ 114,556
Multifamily	2,651	3,383	3,011
Commercial, Construction and Land Development	113,146	85,468	80,673
Second mortgages	6,976	11,676	7,737
Equity lines of credit	7,430	5,253	4,166
Farmland	4,843	5,589	5,065
	276,739	239,831	215,208
Secured, Other:			
Personal	48,637	49,483	60,532
Commercial	27,247	26,043	26,002
Agricultural	4,506	4,209	3,274
Unsecured	20,448	19,894	20,478
Overdrafts	420	241	136
	20,868	20,135	20,614
	377,997	339,701	325,630
Less:			
Unearned discount	-	-	1
Allowance for loan losses	4,274	3,877	3,418
Net deferred fees	189	180	169
	4,463	4,057	3,588
Loans, net	$ 373,534	$ 335,644	$ 322,042

Activity in the allowance for loan losses is as follows:

	2003	2002	2001
Balance, beginning	$ 3,877	$ 3,418	$ 2,950
Provision charged to operations	2,053	1,825	1,448
Loans charged to reserve	(1,780)	(1,526)	(1,204)
Recoveries	124	160	224
Balance, ending	$ 4,274	$ 3,877	$ 3,418

(Amounts in thousands)

Note 4. Loans (Continued)

The following is a summary of information pertaining to impaired loans:

	December 31, 2003	December 31, 2002	December 31, 2001
Impaired loans without a valuation allowance	$ -	$ -	$ -
Impaired loans with a valuation allowance	2,064	1,130	1,252
Total impaired loans	$ 2,064	$ 1,130	$ 1,252
Valuation allowance related to impaired loans	$ 838	$ 862	$ 767
Total non-accrual loans	$ 3,723	$ 1,728	$ 1,159
Total loans past due 90 days or more and still accruing	$ 802	$ 891	$ 950
Average investment in impaired loans	$ 1,597	$ 1,191	$ 1,113
Interest income recognized on impaired loans	$ 8	$ 5	$ -
Interest income recognized on a cash basis on impaired loans	$ 8	$ 5	$ -

No additional funds are committed to be advanced in connection with impaired loans.

Note 5. Premises and Equipment

Premises and equipment are comprised of the following:

	2003	2002	2001
Land	$ 4,984	$ 4,445	$ 4,120
Bank Premises	8,989	7,821	7,506
Equipment	6,777	5,940	5,402
	20,750	18,206	17,028
Less: accumulated depreciation	5,899	5,112	4,201
	14,851	13,094	12,827
Construction in Progress	614	63	73
	$ 15,465	$ 13,157	$ 12,900

Depreciation expense was $862, $937 and $886 for 2003, 2002 and 2001, respectively.

Construction in progress for 2003 consists primarily of cost related to the new branch office being constructed in Bannner Elk, North Carolina. As of December 31, 2003 the branch office was substantially complete and expected to begin operations in February 2004.

Note 6. Bank Owned Life Insurance

During 2002, the Company purchased insurance on the lives of certain key directors and officers. As beneficiary, the Company receives the cash surrender value if the policy is terminated, and upon death of the insured, receives all benefits payable. The current value of the policies at December 31, 2003 and 2002 are $7,929 and $7,571, respectively and are included in "Other Assets" in the balance sheet.


Strength In
Numbers

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 7. Income Taxes

The components of the net deferred tax asset, included in other assets, are as follows:

	2003	2002	2001
Deferred tax assets:			
Allowance for loan loss	$ 1,167	$ 937	$ 841
Deferred compensation	2	3	3
Net unrealized loss on securities available-for-sale	92	-	-
	1,261	940	844
Deferred tax liability:			
Depreciation	(496)	(293)	(293)
Net unrealized gains on securities available-for-sale	-	(521)	(114)
	(496)	(814)	(407)
Net deferred tax asset	$ 766	$ 126	$ 437

The components of income tax expense related to continuing operations are as follows:

	2003	2002	2001
Federal:			
Current	$ 1,168	$ 1,445	$ 1,236
Deferred	(27)	(96)	(129)
Total	$ 1,195	$ 1,349	$ 1,107

The Company's income tax expense differs from the expected tax expense at the statutory federal rate of 34% as follows:

	2003	2002	2001
Statutory rate applied to earnings before income taxes	$ 1,943	$ 1,852	$ 1,498
Tax exempt interest	(742)	(496)	(331)
Other, net	(6)	(7)	(60)
Total	$ 1,195	$ 1,349	$ 1,107

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 8. Deposits

The composition of deposits is as follows:

	2003	2002	2001
Non-interest bearing demand	$ 59,057	$ 55,597	$ 50,248
Interest bearing demand	64,048	49,519	37,464
Savings deposits	80,764	70,258	60,166
Time deposits, in amounts of $100,000 or more	69,804	61,465	65,437
Other time deposits	176,336	173,462	178,778
Total deposits	$ 450,009	$ 410,301	$ 392,093

The scheduled maturities of time deposits at December 31, 2003, are as follows:

2004	$ 144,747
2005	47,528
2006	15,566
2007	22,336
2008	9,609
Thereafter	6,354
	$ 246,140

Note 9. Other Short-Term Borrowings

Other short-term borrowings in the balance sheet consist of four Federal Home Loan Bank advances that are secured by a floating blanket lien on a specific class of mortgage loans of the Bank. The Federal Home Loan Bank has the option to convert three of these advances which total $17 million to a three month LIBOR-based floating rate advance. These notes carry interest rates of 6.17%, 6.28%, and 6.385%. The fourth advance, which had a balance of $16 million is a daily rate line of credit that matures in December of 2004. The advance carried an interest rate of 1.15% at December 31, 2003 and floats daily. Interest is paid monthly.

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 10. Long-Term Debt

At December 31, Highlands Bankshares, Inc. and Subsidiaries had the following long-term debt agreements:

	2003	2002	2001
Note payable FHLB dated 06/06/96 for $1 million with an annual interest rate of 7.02%, due 06/06/03. The note requires semi-annual installments of $71 plus interest. The loan is secured by a floating blanket lien on a specific class of mortgage loans of the Bank.	Paid Off	Included in short term borrowings	$ 214
Note payable FHLB dated 03/26/98 for $6 million with an annual interest rate of 5.51%, due 03/26/08. The note requires quarterly interest payments and had an early conversion option that expired on 03/26/03. The loan is secured by a floating blanket lien on a specific class of mortgage loans of the Bank.	$ 6,000	Included in short term borrowings	$ 6,000
Note payable FHLB dated 08/13/99 for $4 million with an annual interest rate of 6.385%, due 08/13/09. The note requires quarterly interest payments and has an early conversion option at 08/13/04. The loan is secured by a floating blanket lien on a specific class of mortgage loans of the Bank.	Included in short term borrowings	$ 4,000	$ 4,000
Note payable FHLB dated 02/13/2002 for $5 million with an annual interest rate of 4.640%, due 02/13/2012. The note requires quarterly interest payments and has an early conversion option at 02/13/07. The loan is secured by a floating blanket lien on a specific class of mortgage loans of the Bank.	$ 5,000	$ 5,000	$ -
Note payable FHLB dated 05/07/2002 for $5 million with an annual interest rate of 4.720%, due 05/07/2012. The note requires quarterly interest payments and has an early conversion option at 05/07/2007. The loan is secured by a floating blanket lien on a specific class of mortgage loans of the Bank.	$ 5,000	$ 5,000	$ -

(Amounts in thousands)

Note 10. Long-Term Debt (Continued)

Other notes payable resulting from seller-financing transactions for $430 with annual interest rates ranging from 3.2% to 8.0%, and due dates ranging from 2010-2013. The notes require monthly installments of principal and interest of $6. The loans are secured by a first deed of trust on real estate.	$ 429	$ 200	$ 269
Total long-term debt	$ 16,429	$ 14,200	$ 10,483

Principal maturities of long-term debt at December 31, 2003 are as follows:

2004	$ 44
2005	48
2006	50
2007	10,054
2008	6,057
Thereafter	176
	$ 16,429

Note 11. Capital Securities

On January 21, 1998, Highlands Capital Trust I, issued $7,500 of 9.25% Capital Securities which will mature on January 15, 2028. The principal asset of the Trust is $7,500 of the Parent Company's junior subordinated debt securities with like maturities and like interest rates to the Capital Securities. Additionally, the Trust has issued 9,000 shares of common securities to the Parent Company. The 9.25% Capital Securities had $6,300 outstanding at December 31, 2003, and an estimated fair value of $6,794. The related junior subordinated debt securities had an estimated fair value of $6,794. Highlands Bankshares, Inc. repurchased 48,000 shares of Highlands Capital Trust I on April 18, 2003, on the open market, at $26.15 per share. The price paid per share corresponds to the January 2008 call price. The premium paid of $55 will be expensed when the securities are called or at the maturity date of the capital securities.

The Capital Securities, the assets of the Trust and the common securities issued by the Trust are redeemable in whole or in part on or after January 15, 2008, or at any time in whole but not in part from the date of issuance on the occurrence of certain events.

The Capital Securities may be included in Tier I capital for regulatory capital adequacy


Strength In
Numbers

(Amounts in thousands, except per share data)

Note 11. Capital Securities (Continued)

determination purposes up to 25% of Tier I capital after its inclusion. The portion of the Capital Securities not considered as Tier I capital may be included in Tier II capital. Distributions to the holders of the Capital Securities are included in interest expense.

The obligations of the Parent Company with respect to the issuance of the Capital Securities constitute a full and unconditional guarantee by the Parent Company of the Trust's obligations with respect to the Capital Securities.

Subject to certain exceptions and limitations, the Parent Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Capital Securities.

Note 12. Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year.

Year ending December 31:		
2004	$	57
2005		21
2006		21
Total minimum payments required	$	99

Total operating lease expense was $ 227, $232 and $226 for December 31, 2003, 2002, and 2001 respectively.

Note 13. Common Stock and Earnings Per Common Share

Earnings per common share is computed using the weighted average outstanding shares for the years ended December 31. Outstanding stock options (Note 15) have a dilutive effect on earnings per share, and are determined using the treasury stock method.

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computation:

		2003		2002		2001
Income available to common stockholders	$	4,520	$	4,104	$	3,301
Weighted average shares outstanding		2,653		2,645		2,639
Shares outstanding including assumed conversion		2,675		2,669		2,651
Basic earnings per share	$	1.70	$	1.55	$	1.25
Fully diluted earnings per share	$	1.69	$	1.54	$	1.24

(Amounts in thousands, except per share data)

Note 13. Common Stock and Earnings Per Common Share (Continued)

Highlands Bankshares, Inc. paid dividends of $265, $238, and $211 or $0.10 per share, $0.09 per share, and $0.08 per share in 2003, 2002 and 2001, respectively.

Note 14. Profit Sharing and Retirement Savings Plan

The Bank has a 401(K) savings plan available to substantially all employees meeting minimum eligibility requirements. The Bank makes a 2% profit sharing contribution to all employees exclusive of employee contributions and employer matching. Employees may elect to make voluntary contributions to the plan up to 15% of their base pay. In addition to the 2% profit sharing contribution, the Bank matches 50% of the employee's initial 6% contribution; therefore, the maximum employer matching contribution per employee could be 3% of base pay. The cost of Bank contributions under the savings plan was $223, $207 and $186, in 2003, 2002 and 2001 respectively.

Note 15. Stock Option Plan

In 1996, Highlands Bankshares, Inc., adopted a non-qualified stock incentive option plan, for key employees, officers, and directors and reserved 150,000 shares of common stock for issuance thereunder. This 150,000 shares increased to 300,000 shares as a result of the 1999 two-for-one stock split. The plan is identical to and replaced the plan previously adopted by Highlands Union Bank.

The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years. Option exercise prices are determined by the Board of Directors based on recent open market sales, but shall not be less than the greater of the par value of such stock or 100% of the book value of such stock as shown by the Company's last published statement prior to granting of the option. Proceeds received upon exercise of options are credited to common stock, to the extent of par value of the related shares, and the balance is credited to surplus. Shares under options which are canceled are available for subsequent grant.

The Company applies APB Opinion 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		Years Ended December 31,		
		2003	2002	2001
Net income	As reported	$ 4,520	$ 4,104	$ 3,301
	Pro forma	$ 4,316	$ 3,830	$ 3,070
Earnings per share	As reported	$ 1.70	$ 1.55	$ 1.25
	Pro forma	$ 1.63	$ 1.45	$ 1.16
Earnings per share assuming	As reported	$ 1.69	$ 1.54	$ 1.24
Dilution	Pro forma	$ 1.61	$ 1.43	$ 1.15

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands, except for per share data)

Note 15. Stock Option Plan (Continued)

The pro forma amount shown above reflect the options granted during the year discounted using the expected life, expected volatility and risk-free interest rates as shown below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31, 2003	2002	2001
Expected life	10 years	10 years	10 years
Expected volatility	6.20%	6.30%	8.33%
Risk-free interest rates	5.15%	5.43%	5.48%

A summary of the status of the Company's stock option plan is presented below:

	2003		2002		2001	
	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares
Options outstanding at January 1	$ 20.98	133,218	$ 19.70	107,501	$ 17.40	81,274
Granted	26.00	29,850	26.00	30,000	25.00	32,900
Exercised	13.43	(11,010)	23.35	(3,403)	17.81	(6,673)
Expired	21.22	(3,200)	2.83	(880)	-	-
Options outstanding and exercisable at December 31	22.48	148,858	$ 20.98	133,218	$ 19.70	107,501
Weighted-average fair value of options granted during the year	$ 26.00		$ 26.00		$ 25.00	

Information pertaining to options outstanding at December 31, 2003 is as follows:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 7.50 - $ 7.50	2,900	2.68 years	$ 7.50
$11.50 - $14.25	25,079	4.31 years	$ 13.90
$19.00 - $26.00	120,879	7.82 years	$ 24.62
Outstanding at end of year	148,858	7.04 years	$ 22.48

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 16. Off-Balance Sheet Activities

The Bank is party to various financial instruments with off-balance sheet risk arising in the normal course of business to meet the financing needs of their customers. Those financial instruments include commitments to extend credit and standby letters of credit of approximately $3,485, $2,694, and $2,722, unfunded commitments under lines of credit of $29,665, $28,716 and $20,324 and commitments to grant loans of $5,073, $6,540, and $9,320 for the years ended December 31, 2003, 2002 and 2001 respectively. These instruments contain various elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition.

The Bank's exposure to credit loss, in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations that they do for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments if deemed necessary.

Note 17. Commitments and Contingencies

The Bank has made arrangements with and has available from other corresponding banks, approximately $140,567 of lines of credit to fund any necessary cash requirements. The Bank has $49,000 of Federal Home Loan Bank advances outstanding as of December 31, 2003. A specific class of mortgage loans, with a balance of $141,693, at December 31, 2003 were pledged to the FHLB as collateral.

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 18. Fair Values of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amount reported in the balance sheets for cash, short-term investments and federal funds sold approximates fair value.

Securities Available for Sale

Fair value for securities are based on quoted market prices.

Other Investments

Other investments include Federal Home Loan Bank, Federal Reserve Bank and Community Bankers Bank. The carrying value of those securities approximates fair value based on the redemption provisions of those Banks.

Loans

The fair value of loans represent the amount at which the loans of the Bank could be exchanged on the open market, based upon the current lending rate for similar types of lending arrangements discounted over the remaining life of the loans.

Deposits

The fair value of deposits represent the amount at which the deposit liabilities of the Bank could be exchanged on the open market, based upon the incremental borrowing rate of the Bank for similar types of borrowing arrangements.

Other Short-Term Borrowings

The carrying amounts of borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 18. Fair Values of Financial Instruments (Continued)

Other Short-Term Borrowings (Continued)

term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Estimated maturity dates are also included in the calculation of fair value for these borrowings.

Long-Term Debt and Capital Securities

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Off-Balance-Sheet Instruments

The amount of off-balance sheet commitments to extend credit, standby letters of credit, and financial guarantees, is considered equal to fair value. Because of the uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market and the wide diversity of fee structures, the Company does not believe it is meaningful to provide an estimate of fair value that differs from the given value of the commitment.

The carrying amounts and fair values of the Company's financial instruments at December 31 were as follows:

	2003		2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 14,473	$ 14,473	$ 18,501	$ 18,501	$ 12,241	$ 12,241
Securities available for sale	119,164	119,164	100,561	100,561	96,328	96,328
Other investments	2,900	2,900	2,182	2,182	1,971	1,971
Loans, net	373,534	376,354	335,644	340,976	322,042	328,059
Deposits	(450,009)	(453,395)	(410,301)	(412,779)	(392,093)	(395,684)
Other short-term borrowings	(33,043)	(33,909)	(19,094)	(19,112)	(13,000)	(13,198)
Long-term debt	(16,386)	(17,228)	(14,200)	(15,071)	(10,483)	(10,523)
Capital Securities	(6,300)	(6,794)	(7,500)	(7,752)	(7,500)	(7,637)

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 19. Related Party Transactions

In the normal course of business, the Bank has made loans to its' directors and officers and their affiliates. All loans and commitments made to such officers and directors and to companies in which they are officers or have significant ownership interest have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The activity of such loans are approximately as follows:

	2003	2002	2001
Balance, beginning	$ 9,434	$ 9,394	$ 8,279
Additions	8,357	7,279	2,814
Reductions	(6,209)	(7,239)	(1,699)
Balance, ending	$ 11,582	$ 9,434	$ 9,394
Unused commitments	$ 796	$ 620	$ 719

Deposits from related parties held by the Bank at December 31, 2003, 2002, and 2001 were $3,398 and $3,156 and $2,750, respectively.

Note 20. Restrictions on Cash

The Bank is required to maintain reserve balances in cash with the Federal Reserve Bank. The total of those reserve balances at December 31, 2003, 2002 and 2001 were $5,723, $4,641 and $3,550, respectively.

Note 21. Minimum Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by its primary regulator, the Federal Reserve Bank of Richmond. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Company and Bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines involving quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 21. Minimum Regulatory Capital Requirements (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2003, 2002, and 2001, that the Company and the Bank met all the capital adequacy requirements to which they are subject.

Based on the regulatory framework for prompt corrective action, the Bank is considered to be well capitalized for all required ratios. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based capital to risk-weighted assets, Tier I capital to risk-weighted assets, and Tier I capital to adjusted total assets ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's category.

The Company's actual and required capital amounts and ratios are as follows:

	Actual		For Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio
As of December 31, 2003:				
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 44,823	12.51%	$ 28,653	=,> 8%
Tier 1 Capital (to Risk-Weighted Assets)	40,549	11.32%	14,327	=,> 4%
Tier 1 Capital (to Adjusted Total Assets)	40,549	7.52%	21,563	=,> 4%
As of December 31, 2002:				
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 42,254	13.33%	$ 25,349	=,> 8%
Tier 1 Capital (to Risk-Weighted Assets)	38,377	12.11%	12,675	=,> 4%
Tier 1 Capital (to Adjusted Total Assets)	38,377	7.94%	19,323	=,> 4%
As of December 31, 2001:				
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 37,783	12.39%	$ 24,388	=,> 8%
Tier 1 Capital (to Risk-Weighted Assets)	34,366	11.27%	12,194	=,> 4%
Tier 1 Capital (to Adjusted Total Assets)	34,366	7.53%	18,255	=,> 4%

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 21. Minimum Regulatory Capital Requirements (Continued)

The Bank's actual and required capital amounts and ratios are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under the Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 38,508	10.85%	$ 28,397	=,> 8%	$ 35,496	=,> 10%
Tier 1 Capital (to Risk-Weighted Assets)	34,254	9.65%	14,198	=,> 4%	21,297	=,> 6%
Tier 1 Capital (to Adjusted Total Assets)	34,254	6.44%	21,272	=,> 4%	26,591	=,> 5%
As of December 31, 2002:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 35,598	11.44%	$ 24,892	=,> 8%	$ 31,115	=,> 10%
Tier 1 Capital (to Risk-Weighted Assets)	31,741	10.20%	12,446	=,> 4%	18,669	=,> 6%
Tier 1 Capital (to Adjusted Total Assets)	31,741	6.66%	19,057	=,> 4%	23,821	=,> 5%
As of December 31, 2001:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 32,143	10.71%	$ 24,004	=,> 8%	$ 30,005	=,> 10%
Tier 1 Capital (to Risk-Weighted Assets)	28,744	9.58%	12,002	=,> 4%	18,003	=,> 6%
Tier 1 Capital (to Adjusted Total Assets)	28,744	6.38%	18,027	=,> 4%	22,534	=,> 5%

Note 22. Restrictions on Dividends

The Parent Company's principal asset is its investment in the Bank, a wholly owned consolidated subsidiary. The primary source of income for the Parent Company historically has been dividends from the Bank. Regulatory agencies limit the amount of funds that may be transferred from the Bank to the Parent Company in the form of dividends, loans or advances.

Under applicable laws and without prior regulatory approval, the total dividend payments of the Bank in any calendar year are restricted to the net profits of that year, as defined, combined with the retained net profits for the two preceding years. The total dividends that may be declared in 2003 without regulatory approval total $9,789 plus year-to-date 2004 net profits as of the declaration date.

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 23. Other Operating Expenses

Other operating expenses that exceed 1% of the total of interest income and other income presented separately consist of the following:

	2003	2002	2001
Postage and freight	$ 306	$ -	$ 392
Other losses	$ 396	$ 389	$ -

Note 24. Condensed Parent Company Financial Statements

The condensed financial statements below relate to Highlands Bankshares, Inc., as of December 31, 2003, 2002 and 2001 and for the years then ended. Equity in undistributed earnings of subsidiary includes the change in unrealized gains or losses on securities, net of tax.

CONDENSED BALANCE SHEETS

	2003	2002	2001
ASSETS			
Cash	$ 1,232	$ 1,103	$ 989
Capital securities repurchased	1,200	-	-
Loans, net of allowance for loan losses of $20, $20, and $18 in 2003, 2002, and 2001 respectively	3,383	3,881	2,906
Equity in subsidiaries	35,440	33,064	29,330
Premises and equipment, net	1,431	1,468	1,513
Other assets	406	345	361
Total Assets	$ 43,092	$ 39,861	$ 35,099
LIABILITIES AND STOCKHOLDERS' EQUITY			
Interest, taxes and other liabilities	$ 158	$ 162	$ 147
Capital securities	7,500	7,500	7,500
Total Liabilities	7,658	7,662	7,647
STOCKHOLDERS' EQUITY	35,434	32,199	27,452
Total Liabilities and Stockholders' Equity	$ 43,092	$ 39,861	$ 35,099

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 24. Condensed Parent Company Financial Statements (Continued)

CONDENSED STATEMENTS OF INCOME

	2003	2002	2001
Dividends from subsidiary	$ 1,200	$ 1,500	$ -
Interest income	355	290	300
Other income	226	226	226
Interest expense	(694)	(694)	(694)
Operating expense	(133)	(162)	(178)
	954	1,160	(346)
Income tax benefit	84	116	118
Equity in undistributed earnings of subsidiary	3,482	2,828	3,529
Net income	$ 4,520	$ 4,104	$ 3,301

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 24. Condensed Parent Company Financial Statements (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,520	$ 4,104	$ 3,301
Adjustments to reconcile net income to net cash Provided by operating activities:			
Allowance for loan losses	-	2	-
Depreciation and amortization	49	58	50
Provision for deferred income taxes	5	(45)	(28)
Equity in undistributed earnings of subsidiary	(3,482)	(2,828)	(3,529)
Increase in other assets	(162)	(67)	(79)
Increase (decrease) in other liabilities	(4)	15	-
Net cash provided by (used in) operating activities	926	1,239	(285)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Securities available for sale:			
Proceeds from sale of securities	-	-	151
Net (increase) decrease in loans	498	(977)	822
Premises and equipment expenditures	-	(2)	(158)
Net cash provided by (used in) investing activities	498	(979)	815
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(265)	(238)	(211)
Repurchase of capital securities	(1,200)	-	-
Proceeds from issuance of common stock	16	14	-
Proceeds from exercise of common stock options	154	78	119
Net cash provided by(used in) financing activities	(1,295)	(146)	(92)
Net increase in cash and cash equivalents	129	114	438
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,103	989	551
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,232	$ 1,103	$ 989

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 25. Quarterly Data (Unaudited)

Consolidated quarterly results of operations were as follows:

	2003			
	March 31	June 30	Sept. 30	Dec. 31
Interest Income	$ 7,403	$ 7,357	$ 7,371	$ 7,332
Interest Expense	(3,337)	(3,279)	(3,189)	(3,072)
Net interest income	4,066	4,078	4,182	4,260
Provision for loan losses	(470)	(510)	(447)	(626)
Net interest income after provision for possible loan losses	3,596	3,568	3,735	3,634
Other income	1,095	1,317	1,044	1,196
Other expenses	(3,268)	(3,364)	(3,389)	(3,449)
Income before income taxes	1,423	1,521	1,390	1,381
Income taxes	(338)	(338)	(274)	(245)
Net income	$ 1,085	$ 1,183	$ 1,116	$ 1,136
Earnings per common share:				
Basic	$ 0.41	$ 0.45	$ 0.42	$ 0.42
Diluted	$ 0.41	$ 0.44	$ 0.42	$ 0.42

	2002			
	March 31	June 30	Sept. 30	Dec. 31
Interest Income	$ 7,850	$ 7,767	$ 7,735	$ 7,592
Interest Expense	(3,739)	(3,551)	(3,523)	(3,453)
Net interest income	4,111	4,216	4,212	4,139
Provision for loan losses	(412)	(575)	(387)	(451)
Net interest income after provision for possible loan losses	3,699	3,641	3,825	3,688
Other income	655	922	1,067	1,002
Other expenses	(3,104)	(3,190)	(3,418)	(3,334)
Income before income taxes	1,250	1,373	1,474	1,356
Income taxes	(332)	(371)	(362)	(284)
Net income	$ 918	$ 1,002	$ 1,112	$ 1,072
Earnings per common share:				
Basic	$ 0.35	$ 0.38	$ 0.42	$ 0.40
Diluted	$ 0.35	$ 0.38	$ 0.42	$ 0.39

HIGHLANDS BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(Amounts in thousands)

Note 25. Quarterly Data (Unaudited) (Continued)

	2001			
	March 31	June 30	Sept. 30	Dec. 31
Interest Income	$ 8,306	$ 8,196	$ 8,244	$ 8,252
Interest Expense	(4,918)	(4,908)	(4,756)	(4,305)
Net interest income	3,388	3,288	3,488	3,947
Provision for loan losses	(430)	(323)	(253)	(442)
Net interest income after provision for possible loan losses	2,958	2,965	3,235	3,505
Other income	791	904	871	798
Other expenses	(2,736)	(2,836)	(2,908)	(3,139)
Income before income taxes	1,013	1,033	1,198	1,164
Income taxes	(280)	(257)	(314)	(256)
Net income	$ 733	$ 776	$ 884	$ 908
Earnings per common share:				
Basic	$ 0.28	$ 0.29	$ 0.33	$ 0.35
Diluted	$ 0.28	$ 0.29	$ 0.33	$ 0.34



Our Rich History

At Highlands Union Bank, we know the importance of preserving community heritage. Rooted in the historic town of Abingdon, Va., we have a deep appreciation for our past.

The lobby in our Exit 14 branch in Abingdon pays tribute to our hometown, with photos dating back to the early 1900s. Visitors to the branch can see how West Main Street looked in 1921 as mules haul tobacco past Vance Supply Company, which sat adjacent to a brick building that now houses Highlands Union's headquarters. A 1957 picture offers an aerial view of the PET Milk factory and Cozart Tobacco warehouses, which have been replaced by commercial development as the town's economy continues to shift from agriculture and industry.

Exit 14 Branch Manager Tina Puckett says customers are intrigued by the photos. "These pictures have been a positive addition to our lobby area. Customers are always taking time to reflect on Abingdon's earlier days and the way things used to be."

Highlands Union is a community-based company, and we feel that it's fitting to offer our customers something that provides a unique look into our historic community. We're proud of our rich history and are honored to call Abingdon home of our corporate headquarters.




LARGE'S



Photos Courtesy of Doug Patterson

Highlands Union Bank

"Faces you know...People you trust."℠


Virginia
Marion
Abingdon
Bristol
Glade Spring
Rogersville
Blountville
Boone
Banner Elk
Carolina

Locations:

Abingdon, Va.
- Main Office – Main Street
- East Abingdon Office – Exit 19 I-81
- West Abingdon Office – Exit 14 I-81
- Financial Services Center – Main Street
- Highlands Union Center – Main Street
- Operations Center – Plum Alley

Bristol, Va.
- Bristol Office – Commonwealth Avenue
- East Bristol Office – Old Airport Road

Marion, Va.
Glade Spring, Va.
Rogersville, Tenn.
Boone, N.C.
Blountville, Tenn.
Banner Elk, N.C.